(Excerpt Translation)

June 20, 2016

Toyota Motor Corporation

1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in May 2016 (the “Current Month”).

1. Summary

Number of listed shares as of the end of the preceding month	3,337,997,492 shares
Total number of shares changed during the Current Month	0 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares	)
(out of which, as a result of other reasons)	(0 shares	)
Number of listed shares as of the end of the Current Month	3,337,997,492 shares

2. Stock acquisition rights exercised

<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1) Number of shares

	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)		(out of which, number of shares transferred from treasury shares)
7th series	4,600 shares	(0 shares	)	(4,600 shares	)
8th series	100 shares	(0 shares	)	(100 shares	)
9th series	10,000 shares	(0 shares	)	(10,000 shares	)

(2) Exercise price

	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
7th series	JPY 21,537,200	(JPY 0)	(JPY 21,537,200)
8th series	JPY 415,400	(JPY 0)	(JPY 415,400)
9th series	JPY 31,830,000	(JPY 0)	(JPY 31,830,000)